Shinhan Financial Group consummate share transfers of SH&C

On June 26, 2009, Shinhan Financial Group(“SFG”) transferred its title to 4,700,001 shares of common stock of SH&C Life Insurance, a 50:50 joint venture with BNP Paribas Assurance, to BNP Paribas Assurance and Shinhan Bank, a wholly owned bank subsidiary of SFG.

As a result, BNP Paribas Assurance and Shinhan Bank respectively own 85% and 15% ownership in SH&C Life Insurance.

Following this transaction, SH&C is no longer our direct or indirect subsidiary.

Please refer to the FORM 6-K filed on April 24, 2009 for details of the transaction.